SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(BOUNDLESS CORPORATION

(Name of Issuer)
————————————————
Common Stock, $0.01 par value
(Title of Class of Securities)

101706-20-8
(CUSIP NUMBER)

Edward J. Cohan, Jr.
5 Ashington Club Road
Far Hills, New Jersey 09731
(908) 723-0947

With a copy to
Joseph Cannella, Esq., Eaton & Van Winkle LLP
3 Park Avenue New York, New York 10016
(212) 779-9910
————————————————
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Exhibit E
CUSIP NO. 101706-20-8

(1)	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

Edward J. Cohan, Jr. I.D. No.: ###-##-####

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: New Jersey

NUMBER	(7) Sole Voting Power: None
OF
SHARES
BENEFICIALLY	(8) Shared Voting Power: 5,400,000
OWNED
BY
EACH	(9) Sole Dispositive Power: 5,400,000
REPORTING
PERSON
WITH	(10) Shared Dispositive Power: 5,400,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,400,000 shares of common stock

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount In Row 11: 13.5% **

(14)	Type of Reporting Person: IN
______________________
** Based upon 40,000,000 shares of the Issuer’s Common Stock outstanding as of December 15, 2006.

Exhibit E

(1)	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

Global Access Ventures, LLC I.D. No.: 06-1664188

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

NUMBER	(7) Sole Voting Power: None
OF
SHARES
BENEFICIALLY	(8) Shared Voting Power: 5,4000,000
OWNED
BY
EACH	(9) Sole Dispositive Power: None
REPORTING
PERSON
WITH	(10) Shared Dispositive Power: 5,400,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,400,000

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount In Row 11: 13.5% **

(14)	Type of Reporting Person: OO
______________________
** Based upon 40,000,000 shares of the Issuer’s Common Stock outstanding as of December 15, 2006.

Exhibit E

Item 1.	Security and Issuer.

This statement relates to the common stock, $.01 par value ("Common
Stock"), of Boundless Corporation, a Delaware corporation (the "Company"), with its principal executive offices at No. 1-3 South-hanyang Street, Longtan Development Area, Jilin City, the Peole’s Republic of China.

Item 2.	Identity and Background.

(a) This statement is filed by (i) Edward J. Cohan, Jr, and (ii) Global Access  Ventures, LLC, a Delaware Limited Liability Company of which Mr.  Cohan is Managing Member (“Global”, and together with Mr. Cohan, the  “Cohan Reporting Persons”). All Boundless Corporation common stock  beneficially owned by Mr. Cohan are owned through Global.

(b)	The business address and principal place of business for Mr. Cohan and Global is 5 Ashington Club Road, Far Hills, New Jersey 09731.

(c)	Mr. Cohan is the Managing Member of Global, which is a consultant.

(d)	Neither of the Cohan Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Cohan Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Cohan is a citizen of the United States.

Item 3.	Source and Amount of Funds.

Effective December 15, 2006, the Company, a Delaware corporation, entered into an Exchange Agreement (“Exchange Agreement”) with Jilin City Haitian Business Consulting Co., Ltd. (“Haitian Consulting”), a limited liability company under the laws of the People’s Republic of China (the “PRC”), Jilin Haitian Industrial Company Limited (“Haitian”), a limited liability company formed under the laws of the PRC, Advancetech Global Limited (“Advancetech BVI”), an International Business Company incorporated in the British Virgin Islands, and each of the members of Advancetech BVI (the “Advancetech BVI Members”). Under the terms of the Exchange Agreement, the Company acquired all of the outstanding capital stock and ownership interests of Advancetech BVI (the “Interests”) from the Advancetech BVI Members, and the Advancetech BVI Members contributed all of their Interests in Advancetech BVI to the Company.

Exhibit E

The 5,400,000 shares of common stock beneficially owned by by the Cohan Reporting Persons were issued by the Company to Global, in connection with services rendered to Advancetech BVI, Haitian Consulting and Haitian, in connection with the exchange of shares effected under the Exchange Agreement and other related matters. These transactions are more fully disclosed in the Current Report on Form 8-K filed with the SEC on December 15, 2006 (the “”8-K”).

Item 4.	Purpose of Transaction.

The Cohan Reporting Persons have participated in the transactions described more fully in the 8-K in order to receive restricted shares of the Company’s Common Stock.

None of the Cohan Reporting Persons has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Nothing set forth above should be interpreted to preclude the Cohan Reporting Persons from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4, if such plans or proposals become warranted in the business judgment of same.

Item 5.	Interest in Securities of the Company.

Mr. Cohan, entirely through Global, beneficially owns 5,400,000 shares of Common Stock (approximately 13.5% of the outstanding) of the Company. Mr. Cohan has sole power to vote and dispose of the Shares of Common Stock acquired by Global.

Other than the transactions described above, none of the Cohan Reporting Persons has effected any transaction involving the Company’s Securities within the preceding sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None except as may previously have been disclosed within or as attached to 8-K, which are expressly incorporated by reference herewith.

Item 7.	Material to be filed as Exhibits

Exhibit E

Exhibit No. E - Joint Filing Agreement, dated as of December 26, 2006, by and among Edward Cohan, J. Cohan, Jr. and Global Access Ventures, LLC

Exhibit E

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2006

GLOBAL ACCESS VENTURES, LLC

By:	/s/ Edward J Cohan, Jr.
Edward J. Cohan, Jr,
Sole Manager

/s/ Edward J. Cohan, Jr.
Edward J. Cohan, Jr. (individually)

Exhibit E

JOINT FILING AGREEMENT

Edward J. Cohan, Jr. and Global Access, LLC, each hereby agrees to, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of common stock, $0.01 per value per share, of Boundless Corporation, are, and will be, filed jointly on behalf of such person. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

December 26, 2006

GLOBAL ACCESS, LLC

By:	/s/ Edward J. Cohan, Jr.
Edward J. Cohan, Jr.
Manager

/s/ Edward J. Cohan, Jr.
Edward J. Cohan (individually)